                                                                       EXHIBIT 1

                                  INDIGO N.V.

                                 5 LIMBURGLAAN
                               6221 SH MAASTRICHT
                                THE NETHERLANDS

            NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                                 TO BE HELD ON

                     THURSDAY, MARCH 14, 2002, AT 2:00 P.M.

To the Shareholders of Indigo N.V.:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of INDIGO N.V. ("Indigo" or the "Company") will be held at the offices of Freshfields Bruckhaus Deringer, Apollolaan 151, 1077 AR Amsterdam, The Netherlands, on Thursday, March 14, 2002, at 2:00 P.M., local time. This meeting is convened pursuant to Sections 1.3 and 2.2 of the Offer Agreement, dated 6 September 2001, between Indigo and Hewlett-Packard Company ("HP"), as amended (the "Offer Agreement"), in respect of HP's proposed acquisition of the outstanding common shares of Indigo (the "Common Shares") by way of an exchange offer (the "Offer") to be commenced by an indirect subsidiary of HP. The agenda for this Extraordinary General Meeting is as follows:

1. To amend the Articles of Association of the Company in the form attached hereto as Exhibit A and to authorize the members of the Management Board of the Company and each lawyer practicing with Freshfields Bruckhaus Deringer, Amsterdam office, jointly as well as severally, to apply for the ministerial declaration of no-objections on the draft deed of amendment of the Articles of Association, to amend said draft in such way as might be necessary in order to obtain the declaration of no-objections and to execute the deed of amendment of the Articles of Association. This amendment of the Articles of Association and authorization will be effective as of, and conditional upon the occurrence of, the date and time at which HP shall initially accept for payment the Common Shares tendered in the Offer (the "Condition");

2. To accept the resignations of the current Managing Directors of the Company, and to appoint three (3) new Managing Directors of the Company, each to serve until his successor is duly elected (the names of the candidates are listed in the attached Proxy Statement). These resignations and appointments will be effective as of, and conditional upon the occurrence of, the Condition;

3. To accept the resignation of the current Supervisory Directors of the Company, which resignations will be effective as of, and conditional upon the occurrence of, the Condition; and

4. To discuss any other matters that shall be properly brought before the Extraordinary General Meeting of Shareholders.

Only holders of record of Common Shares at the close of business on February 19, 2002 will receive notice of the meeting. Holders of record of Common Shares on the date of the meeting are entitled to vote at the meeting.

The accompanying Proxy Statement solicits proxies with respect to the matters identified in Items 1 through 3 above.

Holders of Common Shares are encouraged to attend the meeting and to cast their votes on all matters.

                                          By order of the Combined Board,

                                          /s/  DAN S. CHILL
                                          -------------------------------
                                          Dan S. Chill
                                          Secretary

Maastricht, The Netherlands

February 22, 2002

WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, PLEASE READ THE DETAILED

INFORMATION IN THE ATTACHED PROXY STATEMENT, SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ACCOMPANYING ENVELOPE.

                                  INDIGO N.V.

                                 5 LIMBURGLAAN
                               6221 SH MAASTRICHT
                                THE NETHERLANDS
                                ---------------

                                PROXY STATEMENT
                                ---------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the Management Board of Indigo N.V. ("Indigo" or the "Company"), a company organized under the laws of The Netherlands, for use at the Extraordinary General Meeting of Shareholders of Indigo (the "Meeting") to be held at the offices of Freshfields Bruckhaus Deringer, Apollolaan 151, 1077 AR Amsterdam, The Netherlands, on Thursday, March 14, 2002, at 2:00 P.M., local time, for the limited purposes of voting with respect to (i) the amendment of the Articles of Association of the Company; (ii) the acceptance of the resignation of the current Managing Directors of the Company and the appointment of three (3) new Managing Directors; and (iii) the acceptance of the resignation of the current Supervisory Directors of the Company.

Holders of record of Common Shares are encouraged to attend the Meeting and to cast their votes on all matters.

Only holders of record of Common Shares, at the close of business on February 19, 2002, will receive notice of the Meeting. At the close of business on February

15, 2002, Indigo had outstanding approximately 110,995,302 Common Shares, having a par value of NLG 0.04 per share. Holders of record of Common Shares on the date of the Meeting are entitled to vote at the Meeting as a single class and are entitled to one vote for each Common Share held.

Any holder of record of Common Shares giving a proxy in the form accompanying this Proxy Statement has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation delivered to the Secretary of Indigo prior to the Meeting, (ii) by a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked, or (iii) at the Meeting, if the shareholder is present and elects to vote in person. Mere attendance at the Meeting will not serve to revoke a proxy. A shareholder who ceases to be a shareholder of the Company prior to the Meeting will be ineligible to submit a proxy for the Meeting or to vote at the Meeting.

This Proxy Statement and the accompanying proxy card are being mailed to Indigo shareholders on or about February 22, 2002. The managing directors, officers and other employees of Indigo may, by personal interview, telephone, telegraph or facsimile (but without special compensation), solicit proxies with respect to proposals included in Items 1 through 3, which are discussed in this Proxy Statement. Any costs of such solicitation will be borne by Indigo.

            AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Pursuant to the Offer Agreement, the Company agreed to convene this Extraordinary General Meeting of Shareholders to amend the Articles of Association of the Company in accordance with the form attached hereto as Exhibit A, amongst other things, to the effect that the Supervisory Board and the Combined Board structure will be abandoned and the Company's share capital will be converted into euro as provided by Netherlands law. To effect this amendment, it is now proposed to authorize the members of the Management Board of the Company and each lawyer practicing with Freshfields Bruckhaus Deringer, aforementioned, jointly as well as severally, to apply for the ministerial declaration of no-objections on the draft deed of amendment of the Articles of Association, to amend said draft in such way as might be necessary in order to obtain the declaration of no-objections and to execute the deed of amendment of the Articles of Association. This resolution to amend the Articles of Association and this authorization will be subject to the Condition (as defined in Paragraph 1 of the Notice).

THE MANAGEMENT BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS RESOLVE TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION IN ACCORDANCE WITH THE FORM ATTACHED AS EXHIBIT A AND TO GRANT THE AUTHORIZATION REFERRED TO ABOVE. THE ACCOMPANYING PROXY CARD, IF COMPLETED, SIGNED AND RETURNED, WILL BE VOTED FOR SUCH PROPOSAL UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED THEREON. THIS VOTE WILL BE SUBJECT TO THE CONDITION.

              ACCEPTANCE OF RESIGNATIONS OF CURRENT MEMBERS OF THE
           COMPANY'S MANAGEMENT BOARD AND SUPERVISORY BOARD, AND THE
                       ELECTION OF NEW MANAGING DIRECTORS

GENERAL

The Company's Combined Board consists of both a Management Board, composed of Managing Directors, and a Supervisory Board, composed of Supervisory Directors. Assuming that the Extraordinary General Meeting of Shareholders will resolve upon the amendment of the Articles of Association as referred to above, the Supervisory Board and the Combined Board structure will be abandoned as of the date and time at which HP shall initially accept for payment Common Shares tendered in the Offer.

The Company presently has four (4) Managing Directors. In accordance with the Offer Agreement, it is now proposed to replace those Managing Directors by three
(3) new Managing Directors, subject to the Condition. The acceptance of the resignation of the current Managing Directors and the appointment of three (3) Managing Directors, subject to the Condition, is being sought by the accompanying proxy.

RESIGNING MEMBERS OF THE MANAGEMENT BOARD:

Mr. B. Landa

Mr. R. Maor

Mr. R. Mattalon

Mr. H.S. Leijdesdorff

NOMINEES FOR THE MANAGEMENT BOARD

Mr. Charles N. Charnas

Mr. R.E.J. de Boer

Mr. J.C.A. van Diemen

RESIGNING MEMBERS OF THE SUPERVISORY BOARD:

Dr. M.R.P. Prager

Dr. P. Chatterjee

Mr. R.G.P. Jeurissen

Mr. R.C.E. Morgan

Dr. J. S. Birnbaum

Mr. D. Advani

The acceptance of the resignation of the current Supervisory Directors is, subject to the Condition, being sought by the accompanying proxy.

THE MANAGEMENT BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR ALL THE NOMINEES TO THE MANAGEMENT BOARD LISTED ABOVE AND FOR THE ACCEPTANCE OF THE RESIGNATION OF THE CURRENT MEMBERS OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD. THE ACCOMPANYING PROXY CARD, IF COMPLETED, SIGNED AND RETURNED, WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ABOVE UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED THEREON. THIS VOTE WILL BE SUBJECT TO THE CONDITION.

                                          By Order of the Management Board,

                                          /s/  DAN S. CHILL
                                          --------------------------------
                                          Dan S. Chill
                                          Secretary

Maastricht, The Netherlands

February 22, 2002

YOU ARE CORDIALLY INVITED TO ATTEND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND SIGN THE ACCOMPANYING PROXY CARD, AND TO RETURN THE SAME IN THE ACCOMPANYING ENVELOPE, AS SOON AS POSSIBLE.

                             PROPOSAL FOR AMENDMENT
                            ARTICLES OF ASSOCIATION
                                 OF INDIGO N.V.
                     HAVING ITS OFFICIAL SEAT IN AMSTERDAM

-----------------------------------------------------------------------------------------------
CURRENT WORDING:                                   Proposed changes:
-----------------------------------------------------------------------------------------------
Definitions                                        Definitions.

Article 1.                                         Article 1.

IN THE ARTICLES OF ASSOCIATION THE FOLLOWING       IN THE ARTICLES OF ASSOCIATION THE FOLLOWING
EXPRESSIONS SHALL HAVE THE FOLLOWING               EXPRESSIONS SHALL HAVE THE FOLLOWING
MEANINGS:                                          MEANINGS:

a.   the general meeting: the body of the          a.   the general meeting: the body of the
     company formed by shareholders, and                company formed by shareholders, and
     other persons entitled to vote;                    other persons entitled to vote;

b.   the general meeting of shareholders:          b.   the general meeting of shareholders:
     the meeting of shareholders, and other             the meeting of shareholders, and other
     persons entitled to attend the general             persons entitled to attend the general
     meetings;                                          meetings;

c.   the Combined Board: the combined board        c.   the distributable part of the net
     consisting of the members of both the              assets: that part of the company's net
     management board and of the supervisory            assets which exceeds the aggregate of
     board;                                             the part of the capital which has been
                                                        paid and called up and the reserves
                                                        which must be maintained by virtue of
                                                        the law and the articles of
                                                        association;

d.   the distributable part of the net             d.   the annual accounts: the balance sheet
     assets: that part of the company's net             and profit and loss account with the
     assets which exceeds the aggregate of              explanatory notes;
     the part of the capital which has been
     paid and called up and the reserves
     which must be maintained by virtue of
     the law and the articles of
     association;

e.   the annual accounts: the balance sheet        e.   the accountant: a registered accountant
     and profit and loss account with the               or other independent public accountant
     explanatory notes;                                 referred to in Section 393 of Book 2 of
                                                        the Civil Code;

f.   the accountant: a registered accountant       f.   the annual meeting: the general meeting
     or other independent public accountant             of shareholders held for the purpose of
     referred to in Section 393 of Book 2 of            discussion and adoption of the annual
     the Civil Code;                                    accounts.

g.   the annual meeting: the general meeting
     of shareholders held for the purpose of
     discussion and adoption

Name, seat, objects.

Article 2. Name and seat.

1.   The name of the company is INDIGO N.V.

2.   the official seat of the company is
     Maastricht.

Objects.

Article 3.

THE OBJECTS OF THE COMPANY ARE:

a.   to perform any and all activity of an
     industrial, financial or commercial
     nature;

b.   to design, develop, manufacture,
     market, sell and service products of
     any nature, including without
     limitation any hardware and/or
     software;

c.   to incorporate, to participate in any
     way whatsoever, to manage, to
     supervise, to operate and to promote
     enterprises, companies and businesses;

d.   to develop and trade in patents,
     trademarks, copyrights, licenses,
     know-how and other intellectual
     property rights;

e.   to borrow, to lend and to raise funds,
     including the issuance of bonds,
     promissory notes or other securities or
     evidence of indebtedness, as well as to
     enter into agreements in connection
     with the aforementioned;

e.   to borrow, to lend and to raise funds,
     including the issuance of bonds,
     promissory notes or other securities or
     evidence of indebtedness, as well as to
     enter into agreements in connection
     with the aforementioned;

f.   to furnish advice and to render
     services to enterprises and companies
     with which the company forms a group
     and to third parties;

g.   to render guarantees, to bind the
     company and to pledge its assets for
     obligations of the companies and
     enterprises with which it forms a
     group, including its subsidiaries, and
     on behalf of third parties;

h.   to obtain, alienate, manage and exploit
     real estate and items of property in
     general;

i.   to trade in securities and items of
     property in general;

AS WELL AS EVERYTHING PERTAINING TO THE
FOREGOING, RELATING THERETO OR IN
FURTHERANCE THEREOF, ALL IN THE WIDEST SENSE
OF THE WORD.

Capital and shares. Register.

Article 4. Authorized capital. Classes of
           shares.

1.   The authorized capital amounts to ten         1.   The authorized capital amounts to five
     million six hundred and seventy eight              million three hundred and thirty-nine
     thousand Dutch guilders (NLG                       thousand euro (EUR 5,339,000).
     10.678.000)

2.   The authorized capital is divided into        2.   The authorized capital is divided into
     two hundred and sixty six million nine             two hundred and sixty six million nine
     hundred fifty thousand (266.950.000)               hundred fifty thousand (266.950.000)
     shares of four cents (NLG 0,04) each,              shares of two euro cents (EUR 0.02)
     of which two hundred forty million                 each, of which two hundred forty
     (240.000.000) are common shares                    million (240.000.000) are common shares
     ("Common Shares") and twenty six                   ("Common Shares") and twenty six
     million nine hundred and fifty thousand            million nine hundred and fifty thousand
     (26.950.000) are preferred shares                  (26.950.000) are preferred shares
     ("Preferred Shares")                               ("Preferred Shares").

3.   All shares are to be registered shares

4.   If in these articles of association           5.   Each outstanding Preferred Share may
     shares and shareholders are mentioned,             and to the extent that the conversion
     these expressions shall refer to both              conditions so provide shall be
     the Common Shares and the Preferred                converted by the holder thereof into
     Shares and the holders of such shares,             that number of Common Shares and on
     except as otherwise expressed. Each                such terms and conditions, as shall be
     Preferred Share shall be a share of a              determined by the general meeting.
     separate class except that Preferred               Conversion shall not take place if and
     Shares to which identical rights are               insofar as the number of outstanding
     attributed, i.e. the conversion rights,            Common Shares would exceed the number
     the rights to profit and the rights                of Common Shares referred to in article
     with respect to the liquidation                    4 paragraph 2. In case a Preferred
     proceeds, shall together form a class              Share is converted into more than one
     of shares.                                         Common Share, the nominal value of the
                                                        Common Shares in excess of the nominal
                                                        value of the Preferred Share shall be
                                                        paid in on the account of a premium
                                                        reserve of the Company. To the extent
                                                        such payment on the account of a
                                                        premium reserve is not possible, the
                                                        holder of such Preferred Share shall be
                                                        obliged to pay in upon the conversion
                                                        the difference between the nominal
                                                        value of the Common Shares and the
                                                        nominal value of the Preferred Share.

5.   Each outstanding Preferred Share may
     and to the extent that the conversion
     conditions so provide shall be
     converted by the holder thereof into
     that number of Common Shares and on
     such terms and conditions, as shall be
     determined by the Combined Board, or --
     in case the Combined Board is no longer
     authorized to issue shares in
     accordance to article 6 -- the general
     meeting. Conversion shall not take
     place if and insofar as the number of
     outstanding Common Shares would exceed
     the number of Common Shares referred to
     in article 4 paragraph 2. In case a
     Preferred Share is converted into more
     than one Common Share, the nominal
     value of the Common Shares in excess of
     the nominal value of the Preferred
     Share shall be paid in on the account
     of a premium reserve of the Company. To
     the extent such payment on the account
     of a premium reserve is not possible,
     the holder of such Preferred Share
     shall be obliged to pay in upon the
     conversion the difference between the
     nominal value of the Common Shares and
     the nominal value of the Preferred
     Share

6.   The company shall form a statutory
     reserve for at least the amount of
     unamortised intangible assets.

Share certificates. Register of
shareholders.

Article 5.

1.   At the request in writing of a                1.   At the request in writing of a
     shareholder, shares certificates shall             shareholder, shares certificates shall
     be issued. The share certificates shall            be issued. The share certificates shall
     be numbered in the manner to be                    be numbered in the manner to be
     determined by the Combined Board or its            determined by the management board or
     agent.                                             its agent.

2.   Share certificates for more than one
     share may be made available. Such
     plural share certificates may at all
     times be exchanged for singular share
     certificates and vice versa, free of
     charge.

3.   The share certificates shall be signed        3.   The share certificates shall be signed
     by a member of the Combined Board,                 by a member of the management board,
     either by an original signature or by a            either by an original signature or by a
     facsimile signature.                               facsimile signature.

4.   If share certificates are damaged, lost       4.   If share certificates are damaged, lost
     or missing, the Combined Board or its              or missing, the management board or its
     agent may issue duplicates thereof and             agent may issue duplicates thereof and
     make conditions for such issuance. As a            make conditions for such issuance. As a
     result of the issuance of duplicates,              result of the issuance of duplicates,
     the original documents shall become                the original documents shall become
     null and void against the company. The             null and void against the company. The
     new certificates will bear the numbers             new certificates will bear the numbers
     and letters of the documents they                  and letters of the documents they
     replace.                                           replace.

5.   The Combined Board or its agent shall         5.   The management board or its agent shall
     keep a register in which the names and             keep a register in which the names and
     addresses of all shareholders are to be            addresses of all shareholders are to be
     entered, with a notation of the date on            entered, with a notation of the date on
     which such shareholders acquired the               which such shareholders acquired the
     shares, the date of acknowledgement by             shares, the date of acknowledgement by
     the company of the acquisition of the              the company of the acquisition of the
     shares or the date on which the deed of            shares or the date on which the deed of
     transfer of the shares is served upon              transfer of the shares is served upon
     the company, as well as a notation of              the company, as well as a notation of
     the amount paid for each such share.               the amount paid for each such share.

6.   The names and addresses of those who
     have a life interest in or a pledge on
     shares shall be entered in the
     register, with a notation of the date
     on which such shareholders acquired
     this right as well as the date of
     acknowledgement by the company of this
     right or the date on which the deed
     creating this right in respect of such
     shares is served upon the company.

7.   Article 85, Book 2 of the Dutch Civil
     Code shall apply to the shareholders
     register.

CHAPTER IV.

ISSUANCE OF SHARES. OWN SHARES.

ARTICLE 6. ISSUANCE OF SHARES. BODY
COMPETENT TO ISSUE SHARES.

1.   The issuance of shares may only be            1.   The issuance of shares may only be
     effected pursuant to a resolution of               effected pursuant to a resolution of
     the Combined Board. This authorization             the general meeting or of a corporate
     refers to all unissued shares of the               body designated thereto by the general
     company's authorized capital.                      meeting for a period of maximum of five
                                                        years. Article 96, Book 2 of the Dutch
                                                        Civil Code shall apply.

2.   the authority of the Combined Board to        2.   The provisions of paragraph 1 of this
     issue shares shall terminate on March              article shall also apply to the
     one two thousand one, unless the                   issuance of options to subscribe for
     general meeting has extended this                  new shares.
     authority.

3.   The provisions of paragraph 1 and 2 of        ARTICLE 6, PARAGRAPH 3 AND 4 LAPSE.
     this article shall also apply to the
     issuance of options to subscribe for
     new shares.

4.   In case the Combined Board is no longer
     authorized to issue shares, any
     resolution to issue shares adopted by
     the general meeting shall require prior
     approval by the Combined Board.

Conditions of issuance. Rights or
pre-emption.

Article 7.

1.   A resolution for the issuance of shares       1.   A resolution for the issuance of shares
     shall stipulate the price and further              shall stipulate the price and further
     conditions of issuance. The                        conditions of issuance. The
     designations, preferences and relative             designations, preferences and relative
     participations, optional, pre-emptive              participations, optional, pre-emptive
     or other rights, if any, and the                   or other rights, if any, and the
     qualification limitations or                       qualification limitations or
     restrictions, if any, of the Preferred             restrictions, if any, of the Preferred
     Shares, in one or more series, shall be            Shares, in one or more series, shall be
     fixed by one or more resolutions                   fixed by one or more resolutions
     adopted by the Combined Board or -- in             adopted by the general meeting.
     case the Combined Board is no longer
     authorized to issue shares in
     accordance to article 6 -- the general
     meeting.

2.   On the issuance of Common Shares, each        2.   On the issuance of Common Shares, each
     holder of Common Shares shall have a               holder of Common Shares shall have a
     right of pre-emption in proportion to              right of pre-emption in proportion to
     the aggregate nominal value of his                 the aggregate nominal value of his
     Common Shares. No pre-emptive rights               Common Shares. No pre- emptive rights
     shall exist with regard to Common                  shall exist with regard to Common
     Shares issued to employees of the                  Shares issued to employees of the
     company or employees of group                      company or employees of group
     companies, nor with regard to Preferred            companies, nor with regard to Preferred
     Shares. Unless otherwise determined by             Shares. Unless otherwise determined by
     the Combined Board the holders of                  the general meeting the holders of
     Preferred Shares shall have no                     Preferred Shares shall have no
     pre-emptive rights on Common Shares to             pre-emptive rights on Common Shares to
     be issued.                                         be issued.

3.   Shareholders shall have a similar right
     of pre-emption if options are granted
     to subscribe for shares, except for
     options granted to employees.

4.   The company shall inform the
     shareholders of the issuance of shares
     in respect of which there is a right of
     pre-emption, or, as the case may be,
     the granting of options to subscribe
     for shares in respect of which there is
     a right of pre-emption, as well as the
     period of time during which the right
     of pre-emption may be exercised, by
     sending a letter to their address as it
     appears in the shareholders' register.

5.   The right of pre-emption may, subject         5.   The right of pre-emption may, subject
     to due observance of the relevant                  to due observance of the relevant
     provisions of the law, be limited or               provisions of the law, be limited or
     excluded by the Combined Board. Article            excluded by the general meeting.
     6 paragraph 2 and paragraph 4 shall
     apply accordingly.

Payment for shares.

Article 8.

1.   The full nominal amount of the shares
     must be paid in on issue. It may be
     stipulated that a part of the nominal
     amount of Preferred Shares, not
     exceeding three quarters thereof, need
     only be paid after the company has
     called it in. If a share is subscribed
     for at a higher price, the balance of
     these amounts must be paid in on issue.

2.   Payment for a share must be made in
     cash insofar as no other manner of
     payment has been agreed on. Payment in
     foreign currency can be made only with
     the approval of the company, which
     approval shall be deemed given upon
     acceptance of foreign currency by the
     company.

Own shares.

Article 9.

1.   When issuing shares, the company shall
     not be entitled to subscribe for its
     own shares.

2.   The company shall be entitled to
     acquire its own fully paid up shares or
     depositary receipts in respect thereof,
     provided that either no valuable
     consideration is given or:

     a.    the distributable part of the net
           assets is at least equal to the
           purchase price; and

     b.    the nominal value of the shares
           or the depositary receipts in
           respect thereof to be acquired by
           the company itself, already held
           by the company or pledged for the
           benefit of the company, or which
           are held by a subsidiary, does
           not exceed one-tenth of the
           issued share capital.

3.   The validity of the acquisition shall
     be determined by the amount of the net
     assets according to the latest adopted
     balance sheet, decreased by the
     consideration for shares in the
     company's capital or depository
     receipts in respect thereof and
     distributions of profits or by the
     charge of any reserve to third parties
     which have fallen due by the company
     and its subsidiaries after the balance
     sheet date. If more than six months of
     a financial year have elapsed and the
     annual accounts have not been adopted,
     any acquisition in conformity with
     paragraph 2 shall not be permitted.

4.   An acquisition for valuable
     consideration shall be permitted only
     if the general meeting has authorized
     the management board in this respect.
     Such authorization shall be valid for a
     period not exceeding eighteen months.
     The general meeting shall stipulate in
     the authorization how many shares or
     depositary receipts in respect thereof
     may be acquired, how they may be
     acquired, and between what limits the
     price must be.

5.   An acquisition of shares in
     contravention of paragraphs 2-4 shall
     be void. Depositary receipts in respect
     of shares acquired by the company in
     contravention of paragraphs 2-4 shall
     be transferred to all members of the
     management board by operation of law.

6.   The transfer of shares owned by the           6.   The transfer of shares owned by the
     company or depositary receipts in                  company or depositary receipts in
     respect thereof held by the company                respect thereof held by the company
     shall be effected by virtue of a                   shall be effected by virtue of a
     resolution of the Combined Board. The              resolution of the general meeting. The
     resolution to such transfer shall also             resolution to such transfer shall also
     stipulate the conditions thereof.                  stipulate the conditions thereof.

7.   No voting rights can be exercised in
     the general meeting in respect of any
     share belonging to the company or to
     any subsidiary company thereof; the
     same applies to any share in respect of
     which either the company or any
     subsidiary holds depositary receipts.
     The beneficiary of a life interest in
     respect of a share held by the company
     itself or a subsidiary company is,
     however, not excluded from exercising
     the right to vote if the life interest
     was created before the share was held
     by the company or one of its
     subsidiaries. The company or its
     subsidiary may not exercise voting
     rights in respect of shares of which
     the company has a life interest.

8.   In establishing to what extent
     shareholders exercise voting rights,
     are present or are represented, shares
     for which no voting rights can be
     exercised shall not be taken into
     consideration.

9.   The company may take its own shares or
     depositary receipts in respect thereof
     as pledge only if:
     a.   the shares to be pledged are fully
          paid up;
     b.   the aggregate nominal value of the
          shares and depositary receipts in
          respect thereof to be pledged and
          already held or held in pledge
          does not exceed one-tenth of the
          issued capital, and
     c.   the general meeting has approved
          the pledge agreement.
CHAPTER V.
TRANSFER OF SHARES. RIGHTS "IN REM".
ARTICLE 10. TRANSFER OF SHARES.
SHAREHOLDERS' RIGHTS. LIFE INTEREST
("VRUCHTGEBRUIK"). PLEDGING ("PANDRECHT").

1.   The transfer of shares and the creation
     and transfer of limited rights thereon
     shall take place in accordance with the
     provisions of Dutch law applicable
     thereto.

2.   The shareholder shall have the voting
     rights in respect of the shares in
     which a life interest has been created.
     However, the voting rights shall accrue
     to the beneficiary of a life interest
     if it was so stipulated at the creation
     of the life interest. The shareholder
     who holds no voting rights and the
     beneficiary of a life interest who does
     hold voting rights shall have the
     rights that the law confers upon
     holders of depositary receipts issued
     with the company's co-operation. The
     rights referred to in the preceding
     sentence shall not accrue to the
     beneficiary of the life interest who
     holds no voting rights.

3.   The shareholder shall have the rights
     resulting from a share in which a life
     interest has been created relating to
     the acquisition of newly issued shares,
     such as stock dividends, it being
     understood that he/she shall have to
     compensate the beneficiary of the life
     interest for the value of these rights
     insofar as the latter is entitled
     thereto by virtue of his/her life
     interest.

4.   When shares are pledged, the voting
     rights cannot be assigned to the
     pledgee. The pledgee shall not have the
     rights that the law confers upon to
     holders of depositary receipts issued
     with the company's co-operation.

5.   The company shall not co-operate with
     the issuance of depositary receipts in
     respect of its shares.

Capital reduction.

Article 11.

1.   The general meeting can, but only             1.   The general meeting can resolve, having
     further to the proposal of the Combined            regard to what is provided for in the
     Board, resolve, having regard to what              law, to reduce the issued share
     is provided for in the law, to reduce              capital.
     the issued share capital.

2.   A capital reduction by way of
     cancellation of shares can only take
     place with respect to shares held by
     the company itself and with respect to
     each of the classes of Preferred
     Shares. A capital reduction by way of
     reducing the nominal value of the
     shares can only take place in
     proportion to the shares of a certain
     class, unless, all the relevant
     shareholders unanimously agree
     otherwise.

CHAPTER VI.

MANAGEMENT.

ARTICLE 12. MANAGEMENT BOARD.

1.   The company shall have a management
     board, consisting of one or more
     members.

2.   The Combined Board shall determine the        2.   The general meeting shall determine the
     number of members of the management                number of members of the management
     board.                                             board.

3.   The activities of the management board        ARTICLE 12, PARAGRAPH SHALL LAPSE.
     shall be subject to the supervision of
     the supervisory board.

Appointment.

Article 13.

1.   The general meeting shall appoint the
     members of the management board for a
     limited or unlimited period of time.

2.   The Combined Board shall determine the        2.   The general meeting shall determine the
     remuneration and further conditions of             remuneration and further conditions of
     employment for every member of the                 employment for every member of the
     management board, and may grant members            management board, and may grant members
     of the management board the titles of              of the management board the titles of
     Chief Executive Officer, President, and            Chief Executive Officer, President, and
     such other titles as it may deem                   such other titles, as it may deem
     appropriate.                                       appropriate.

Suspension and dismissal.

Article 14.                                        ARTICLE 14, PARAGRAPH 2 SHALL LAPSE

1.   The general meeting shall be competent
     to suspend or dismiss, at any time, any
     member of the management board.

2.   A member of the management board cannot       2.   Any suspension may be extended one or
     be suspended by the supervisory board.             more times, but may not last longer
                                                        than three months in the aggregate. If,
                                                        at the end of that period, no decision
                                                        has been taken on removal of the
                                                        suspension or dismissal, the suspension
                                                        shall cease.

3.   Any suspension may be extended one or
     more times, but may not last longer
     than three months in the aggregate. If,
     at the end of that period, no decision
     has been taken on removal of the
     suspension or dismissal, the suspension
     shall cease.

Duties of the management board. Decision making process. Allocation of duties.

Article 15.

1.   Subject to the restrictions imposed by
     these articles of association, the
     management board shall be entrusted
     with the management of the company.

2.   The management board may lay down rules       2.   The management board may lay down rules
     regarding its own decision-making                  regarding its own decision-making
     process in the ordinary course, subject            process in the ordinary course, subject
     to the approval of the Combined Board.             to the approval of the general meeting.

3.   Meetings of the management board shall
     only be held in the Netherlands except
     that the management board may decide to
     have telephonic meetings. The
     management board may adopt resolutions
     without a meeting provided the proposal
     concerned is submitted to all members
     of the management board and none of
     them objects to this manner of adopting
     resolutions.

4.   The management board may determine with
     which duties, in particular, each
     member of the management board will be
     charged.

5.   The allocation of duties shall be             5.   The allocation of duties shall be
     subject to the approval of the Combined            subject to the approval of the general
     Board.                                             meeting.

Representation.

Article 16.

1.   The management board as such is
     authorized to represent the company.
     All members of the management board
     jointly shall also be authorized to
     represent the company.

2.   The management board may appoint staff
     members with general or limited power
     to represent the company. Each of those
     staff members shall be authorized to
     represent the company with due
     observance of any restrictions imposed
     on him/her. The management board shall
     determine such staff members' title.

3.   In the event of a conflict of interest        3.   In the event of a conflict of interest
     between the company and a member of the            between the company and a member of the
     management board, the company shall be             management board, the company shall be
     represented by such member of the                  represented by such member of the
     management board or such other person              management board or such other person
     as the Combined Board shall designate              as the general meeting shall designate
     for this purpose.                                  for this purpose.

Approval of decisions of the management
  board.

Article 17.

1.   The management board shall require the        1.   The management board shall require the
     approval of the Combined Board for the             approval of the general meeting for the
     following managerial decisions:                    following managerial decisions:

     a.    the approval of any transaction              a.    the approval of any transaction
           involving all or substantially                     involving all or substantially
           all of the assets of the company                   all of the assets of the company
           and its subsidiaries, taken as a                   and its subsidiaries, taken as a
           whole;                                             whole;
     b.    the approval of any transaction              b.    the approval of any transaction
           involving a material portion of                    involving a material portion of
           the assets of the company and its                  the assets of the company and its
           subsidiaries taken as a whole                      subsidiaries taken as a whole
           (which may include joint ventures                  (which may include joint ventures
           and licensing agreements);                         and licensing agreements);
     c.    the approval of any transaction              c.    the approval of any transaction
           between the company or one of its                  between the company or one of its
           subsidiaries, on the one hand,                     subsidiaries, on the one hand,
           and a major shareholder or an                      and a major shareholder or an
           affiliate of a major shareholder,                  affiliate of a major shareholder,
           on the other hand (other than                      on the other hand (other than
           transactions between the company                   transactions between the company
           and its subsidiaries);                             and its subsidiaries);
     d.    the declaration of any dividend              d.    the declaration of any dividend
           or distribution with respect to                    or distribution with respect to
           the shares;                                        the shares;
     e.    any action that could cause the              e.    any action that could cause the
           company to become a Structuur                      company to become a Structuur
           Vennootschap.                                      Vennootschap.

2.   The Combined Board may determine that         2.   The general meeting may determine that
     any one or more of the resolutions                 any one or more of the resolutions
     referred to in paragraph 1 shall not               referred to in paragraph 1 shall not
     require its approval if the amount                 require its approval if the amount
     involved does not exceed a value to be             involved does not exceed a value to be
     fixed by the Combined Board and to be              fixed by the general meeting and to be
     stated to the management board in                  stated to the management board in
     writing.                                           writing.

3.   The Combined Board is entitled to             3.   The general meeting is entitled to
     require further resolutions of the                 require further resolutions of the
     management board to be subject to its              management board to be subject to its
     approval. Such further resolutions                 approval. Such further resolutions
     shall be clearly specified and notified            shall be clearly specified and notified
     to the management board in writing.                to the management board in writing.

4.   The management board shall act on the         4.   The management board shall act on the
     instructions of the Combined Board                 instructions of the general meeting
     concerning the general policy of the               concerning the general policy of the
     company for financial, social and                  company for financial, social and
     economic matters.                                  economic matters.

Absence or prevention.

Article 18.

If a member of the management board is             If a member of the management board is
absent or is prevented from performing his         absent or is prevented from performing his
duties, the remaining members or member of         duties, the remaining members or member of
the management board shall be temporarily          the management board shall be temporarily
entrusted with the entire management of the        entrusted with the entire management of the
company. If all members of the management          company. If all members of the management
board or the sole member of the management         board or the sole member of the management
board are/is absent or are/is prevented from       board are/is absent or are/is prevented from
performing their duties, the management of         performing their duties, the management of
the company shall be temporarily entrusted         the company shall be temporarily entrusted
to the combined board which shall then be          to the person appointed thereto by the
authorized to entrust the management               general meeting.
temporarily to one or more persons, whether
or not from among its members.

CHAPTER VII.

SUPERVISORY BOARD. COMBINED BOARD.

ARTICLE 19. NUMBER OF MEMBERS.                     ARTICLE 19 THROUGH 26 SHALL LAPSE. ARTICLE
                                                   27 AND 28 (CURRENT) SHALL BE RENUMBERED INTO
                                                   ARTICLE 19 AND 20.
1.   The company shall have a supervisory
     board, consisting of one or more
     members.

2.   The number of members of the
     supervisory board shall be determined
     by the Combined Board.

Appointment.

Article 20.

1.   If the supervisory board consists of
     three, four or five members then the
     Combined Board shall appoint one
     supervisory board member. If the
     supervisory board consists of six or
     more members, the Combined Board shall
     appoint two members. All other members
     of the supervisory board shall be
     appointed by the general meeting. An
     appointment shall be made with due
     observance of the other provisions of
     this article 20.

2.   No person who has reached the age of
     seventy-two may be appointed as a
     supervisory board member.

3.   When the appointment of a supervisory
     board member is proposed, the
     candidate's age and profession shall be
     stated as well as the number of shares
     held by him/her in the company and the
     offices he/she holds or has held
     insofar as they are of importance in
     connection with the performance of the
     duties of a member of the supervisory
     board. Furthermore, it shall be stated
     with which companies he/she is already
     associated as a supervisory board
     member; if they include companies
     belonging to one and the same group, an
     indication of the group shall suffice.
     The proposal for the appointment shall
     state the reasons thereto.

Suspension and dismissal. Retirement.

Article 21.

1.   Any member of the supervisory board may
     be suspended or dismissed at any time
     by the corporate body by which he/she
     was appointed.

2.   Every member of the supervisory board
     shall retire no later than on the day
     on which the annual meeting is held in
     the fiscal year in which he/she reaches
     the age of seventy-two.
Remuneration.

Article 22.

THE COMBINED BOARD SHALL DETERMINE THE
REMUNERATION FOR EVERY MEMBER OF THE
SUPERVISORY BOARD.

Duties and powers.

Article 23.

1.   It shall be the duty of the supervisory
     board to supervise the activities of
     the management board and the general
     course of affairs in the company and in
     the business connected therewith. It
     shall assist the management board with
     advice. In performing their duties, the
     supervisory board members shall act in
     accordance with the interests of the
     company and of the business connected
     therewith.

2.   The management board shall supply the
     supervisory board, in due time, with
     the information required for the
     performance of its duties.

3.   The supervisory board may delegate any
     of its powers to committees consisting
     of such member or members or its body
     as it thinks fit; any committee so
     formed shall, in the exercise of the
     power so delegated, conform to any
     regulations that may be imposed on it
     by the supervisory board.

Proceedings and decision-making process.

Article 24.

1.   The supervisory board shall elect a
     chairman from among its members, and a
     deputy chairman who shall take the
     place of the chairman in the latter's
     absence. It shall appoint a secretary,
     who need not be a member of the
     supervisory board, and shall make
     arrangements for his/her substitution
     in case of absence.

2.   In the absence of the chairman and the
     deputy chairman at a meeting, the board
     members in attendance shall designate a
     chairman therefore.

3.   The supervisory board shall meet
     whenever the chairman, or two other
     supervisory board members, or the
     management board, deem(s) such
     necessary, but if the supervisory board
     has not met for six months, any
     supervisory board member may call a
     meeting.

4.   The secretary shall keep minutes of the
     proceedings at meetings of the
     supervisory board. The minutes shall be
     adopted in the same meeting or in the
     following meeting of the supervisory
     board and shall be signed by the
     chairman and the secretary as evidence
     thereof.

5.   All resolutions of the supervisory
     board shall be adopted by a majority of
     the votes cast, which vote shall
     include the vote of the chairman of the
     supervisory board unless otherwise
     agreed by the shareholders with respect
     to any of the actions described in
     Article 17, Section 1.

6.   Resolutions of the supervisory board
     shall only be valid if passed at a
     meeting at which the majority of the
     supervisory board members are present
     or represented. The supervisory board
     may also adopt resolutions in a
     telephone meeting or without a meeting,
     provided the proposal concerned is
     submitted to all supervisory board
     members and none of them objects to
     this manner of adopting resolutions.
     The secretary shall draw up a report
     regarding a resolution thus adopted and
     shall attach the replies received to
     the report, which shall be signed by
     the chairman and the secretary.

7.   A supervisory board member may be
     represented by a co-member of the
     supervisory board authorized in
     writing. The expression "in writing"
     shall include any message transmitted
     by current means of communication and
     received in writing. A supervisory
     board member may not act as
     representative for more than one
     co-member.

8.   The supervisory board shall meet
     together with the management board as
     often as the supervisory board or
     management board deems necessary.

Proceedings and constitution of the Combined
Board.

Article 25.

1.   The company shall have a Combined Board
     consisting of the members of the
     management board and of the supervisory
     board qualitate qua.

2.   The Combined Board shall elect a
     chairman from among its members, and a
     deputy chairman who shall take the
     place of the chairman in the latter's
     absence. It shall appoint a secretary,
     who need not be a member of the
     Combined Board, and make arrangements
     for his substitution in case of
     absence. In the absence of the chairman
     and the deputy chairman at a meeting,
     the meeting shall itself designate a
     chairman.

3.   The Combined Board shall meet whenever
     the chairman, or two other Board
     members, deem(s) such necessary, but at
     least four times a year.

4.   All resolutions of the Combined Board
     shall be adopted by a majority of the
     votes cast, which vote must include the
     vote of the chairman of the supervisory
     board. Subject to this paragraph,
     resolutions of the Combined Board shall
     only be valid if passed at a meeting at
     which the majority of the Combined
     Board members are present or
     represented. The Combined Board may
     also adopt resolutions in a telephone
     meeting or without a meeting, provided
     the proposal concerned is submitted to
     all Board members and none of them
     objects to this manner of adopting
     resolutions. The secretary shall draw
     up a report regarding a resolution thus
     adopted and shall attach the replies
     received to the report, which shall be
     signed by the chairman and the
     secretary. Such reports shall be kept
     at the offices of the company in The
     Netherlands. The Combined Board may
     also adopt resolutions in a telephone
     meeting or without a meeting, provided
     the proposal concerned is submitted to
     all Board members and none of them
     objects to this manner of adopting
     resolutions. The secretary shall draw
     up a report regarding a resolution thus
     adopted and shall attach the replies
     received to the report, which shall be
     signed by the chairman and the
     secretary. Such reports shall be kept
     at the offices of the company in The
     Netherlands.

5.   A Board member may be represented by a
     co-member of the Combined Board
     authorized in writing. The expression
     "in writing" shall include any message
     transmitted by current means of
     communication and received in writing.
     A Board member may not act as
     representative for more than one
     co-member.

6.   The secretary shall keep minutes of the
     proceedings at meetings of the Combined
     Board. The minutes shall be adopted in
     the same meeting or in a following
     meeting of the Combined Board and shall
     be signed by the chairman and the
     secretary as evidence thereof.

7.   The Combined Board may delegate any of
     its powers to committees consisting of
     such member of members of its body as
     it thinks fit; any committee so formed
     shall in the exercise of the power so
     delegated conform to any regulations
     that may be imposed on it by the
     Combined Board.

8.   The Combined Board may draw up its own
     charter, which will regulate the
     formalities for meetings of the
     Combined Board to be observed, in
     addition to the foregoing provisions.

Indemnification.

Article 26.

The company shall, to the full extent
permitted by Dutch law, as amended from time to time, indemnify, and advance expenses to, each of its now acting and former Combined
Board members, officers, employees and
agents, whenever any such currently acting or former Combined Board member, officer, employee or agent is made a party or threatened to be made a party in any action, suit or proceeding by reason of his service as such with the company.

CHAPTER VIII.

ANNUAL ACCOUNTS. PROFITS.

ARTICLE 27. FINANCIAL YEAR. DRAWING UP THE
ANNUAL ACCOUNTS. DEPOSITION FOR INSPECTION.

1.   The fiscal year of the company shall be
     the calendar year.

2.   Annually, and not later than five
     months after the end of the fiscal
     year, the management board shall draw
     up the annual accounts, unless, by
     reason of special circumstances, this
     period is extended with a maximum of
     six months by the general meeting.

3.   Within the period referred to in              3.   Within the period referred to in
     paragraph 2, the annual accounts shall             paragraph 2, the annual accounts shall
     be deposited at the office of the                  be deposited at the office of the
     company for inspection by the                      company for inspection by the
     shareholders. Within this period of                shareholders. Within this period of
     time, the management board shall also              time, the management board shall also
     submit the annual report. The statement            submit the annual report. The statement
     of the accountant, as mentioned in                 of the accountant, as mentioned in
     article 28, and the additional                     article 20, and the additional
     information required by virtue of the              information required by virtue of the
     law shall be added to the annual                   law shall be added to the annual
     accounts.                                          accounts.

4.   The annual accounts shall be signed by
     all the members of the management
     board; if the signature of one or more
     of the members is lacking, this shall
     be stated and reasons given.

Accountant.

Article 28.

1.   The company shall appoint an accountant
     to audit the annual accounts.

2.   If the general meeting fails to do so,        2.   If the general meeting fails to do so,
     the supervisory board shall be                     the management board shall be competent
     competent to do so or, in the absence              to do so. The appointment of an
     of the supervisory board members or in             accountant shall not be limited by
     the event the supervisory board fails              virtue of any nomination; the
     to do so, the management board shall be            appointment may, at all times, be
     competent to do so. The appointment of             revoked by the general meeting or by
     an accountant shall not be limited by              the management board if either of the
     virtue of any nomination; the                      latter boards has appointed the
     appointment may, at all times, be                  accountant.
     revoked by the general meeting or by
     the supervisory board or management
     board if either of the latter boards
     has appointed the accountant.

3.   The accountant shall issue a report on        3.   The accountant shall issue a report on
     his audit examination to the                       his audit examination to the management
     supervisory board and the management               board.
     board.

4.   The accountant shall give the results
     of his investigations in a declaration
     as to the faithfulness of the annual
     accounts.

5.   The provisions of the preceding
     paragraphs need not be applied if the
     company is exempt, by virtue of law,
     from the obligation referred to in
     paragraph 1.

Submission to the supervisory board.

Article 29.                                        ARTICLE 29 SHALL LAPSE. ARTICLE 30 THROUGH
                                                   47 SHALL BE RENUMBERED INTO ARTICLE 21
                                                   THROUGH 38

1.   The management board shall submit the
     annual accounts to the supervisory
     board.

2.   The annual accounts shall be signed by
     the members of the supervisory board;
     if the signature of one or more of them
     is lacking, this shall be stated and
     reasons given.

3.   The supervisory board shall present a
     report on the annual accounts to the
     general meeting.

Adoption.

Article 30.

1.   The company shall ensure that the
     annual accounts, the annual report and
     the information to be added by virtue
     of the law are kept at its office as of
     the date on which the annual meeting is
     convened. Shareholders, and
     beneficiaries of a life interest in
     shares to whom the right to vote the
     shares accrue, may inspect the
     documents at such place and obtain a
     copy thereof, free of charge.

2.   The general meeting shall adopt the           2.   The general meeting shall adopt the
     annual accounts. The annual accounts               annual accounts. The annual accounts
     may not be adopted in the event that               may not be adopted in the event that
     the general meeting has been unable to             the general meeting has been unable to
     inspect the accountant's declaration               inspect the accountant's declaration
     referred to in article 28, paragraph 4,            referred to in article 20, paragraph 4,
     unless a legal ground is given in the              unless a legal ground is given in the
     information required to be added by law            information required to be added by law
     for the lack of the accountant's                   for the lack of the accountant's
     declaration referred to in article 28,             declaration referred to in article 20,
     paragraph 4.                                       paragraph 4.

3.   The unconditional adoption of the             ARTICLE 30, PARAGRAPH 3 SHALL LAPSE
     annual accounts by the general meeting
     shall serve to constitute a discharge
     of the supervisory board and the
     management board for their management
     insofar as such management is apparent
     from the annual accounts.

Publication.

Article 31.

1.   The company shall publish the annual
     accounts within eight days following
     the adoption thereof. The publication
     shall be effected by the deposit of a
     complete copy in the Dutch language or,
     if such copy was not prepared, a copy
     in the French, German or English
     language, at the offices of the Trade
     Register in whose district the company
     has its official seat according to
     these articles of association. The date
     of adoption must be stated on the copy.

2.   If the annual accounts are not adopted
     within seven months of the termination
     of the fiscal year, in accordance with
     the legal requirements, then the
     management board shall, without further
     delay, publish the prepared annual
     accounts in the manner prescribed in
     paragraph 1; it shall be noted on the
     annual accounts that they have not yet
     been adopted.

3.   In the event that the general meeting         3.   In the event that the general meeting
     shall have extended the period for the             shall have extended the period for the
     preparation of the annual accounts in              preparation of the annual accounts in
     accordance with article 27 paragraph 2,            accordance with article 19 paragraph 2,
     then the last preceding paragraph shall            then the last preceding paragraph shall
     apply with effect from the date falling            apply with effect from the date falling
     two months from the termination of such            two months from the termination of such
     period.                                            period.

4.   A copy of the annual report, produced
     in the same language or in Dutch,
     shall, together with the additional
     information required by virtue of law,
     be published at the same time and in
     the same manner as the annual accounts.
     Insofar as the law permits, the
     foregoing shall not apply if copies of
     those documents are held at the office
     of the company for inspection by any
     person and, upon request, full or
     partial copies thereof are supplied at
     a price not exceeding the cost; the
     company shall make an official return
     thereof for filing in the Trade
     Register.

5.   The publication shall be effected with
     due observance of the applicable legal
     exemptions.

Profits. Distribution.

Article 32.

1.   From the profits appearing from the           1.   From the profits appearing from the
     annual accounts as adopted, such an                annual accounts as adopted, such an
     amount shall be reserved by the company            amount shall be reserved by the company
     as shall be determined by the Combined             as shall be determined by the general
     Board. The profits remaining thereafter            meeting. The profits remaining
     shall be treated in accordance with the            thereafter shall be treated in
     provisions of the following paragraphs             accordance with the provisions of the
     of this article.                                   following paragraphs of this article.

2.   The Combined Board shall determine from       2.   The general meeting shall determine
     the profits remaining after the                    from the profits remaining after the
     reservation following paragraph 1 and              reservation following paragraph 1 and
     available for distribution, whether any            available for distribution, whether any
     dividends shall be made on a Preferred             dividends shall be made on a Preferred
     Share. The amount of any dividend,                 Share. The amount of any dividend,
     which may be declared, shall be                    which may be declared, shall be
     determined by the Combined Board at the            determined by the general meeting at
     time of the issue of such Preferred                the time of the issue of such Preferred
     Share or at any later date. The amount             Share or at any later date. The amount
     of any such dividend can at all times              of any such dividend can at all times
     be adjusted by the Combined Board.                 be adjusted by the general meeting.
                                                        Aforementioned resolutions of the
     Aforementioned resolutions of the                  general meeting may never cause that a
     Combined Board may never cause that a              Preferred Share shall never be entitled
     Preferred Share shall never be entitled            to any profits at all, nor that the
     to any profits at all, nor that the                Common Shares shall never be entitled
     Common Shares shall never be entitled              to any profits.
     to any profits.

3.   The profits remaining after the
     distribution referred to in paragraph 2
     are at the disposal of the general
     meeting for distribution on the Common
     Shares equally and proportionally
     and/or for reservation.

4.   A distribution can only take place up
     to the distributable part of the net
     assets.

5.   Distributions of profits shall take
     place after adoption of the annual
     accounts from which it shall appear
     that approval of such accounts has been
     given.

6.   The Combined Board may, subject to due        6.   The management board may, subject to
     observance of the provisions of article            due observance of the provisions of
     32, paragraph 4, resolve to pay an                 article 23, paragraph 4, resolve to pay
     interim dividend in anticipation of the            an interim dividend in anticipation of
     final dividends.                                   the final dividends.

7.   The Combined Board may, subject to the        7.   The management board may, subject to
     due observance of the provisions of                the due observance of the provisions of
     article 32, paragraph 4, resolve to                article 23, paragraph 4, resolve to
     make distributions on Common Shares at             make distributions on Common Shares at
     the expense of any reserve.                        the expense of any reserve.

8.   The Combined Board or -- in case the          8.   The general meeting may determine to
     Combined Board is no longer authorized             distribute stock dividends.
     to issue shares in accordance to
     article 6 -- the general meeting, may
     determine to distribute stock
     dividends.

Date on which distributions become payable.

Article 33.

1.   The date on which dividends and other         1.   The date on which dividends and other
     payments become payable shall be                   payments become payable shall be
     announced in accordance with article               announced in accordance with article
     44.                                                35.

2.   Any claim of a shareholder for payment
     shall be barred after five years have
     elapsed.

CHAPTER IX.

GENERAL MEETINGS OF SHAREHOLDERS.

ARTICLE 34. ANNUAL MEETING.

1.   Annually, and not later than six months
     after the end of the fiscal year, the
     annual meeting shall be held.

2.   The agenda for such meeting shall set         2.   The agenda for such meeting shall set
     forth, inter alia, the following points            forth, inter alia, the following points
     for discussion:                                    for discussion:

     a.   the annual report;                            a.   the annual report;

     b.   adoption of the annual accounts;              b.   adoption of the annual accounts;

     c.   appropriation of the annual                   c.   discharge of the management board
          accounts;                                          for their management insofar as
                                                             such management is apparent from
                                                             the annual accounts;

     d.   filling of any vacancies in the               d.   appropriation of the annual
          management board and/or                            accounts;
          supervisory board and if necessary
          the appointment of the
          accountants;

     e.   other proposals put forward for               e.   filling of any vacancies in the
          discussion and announced with due                  management board and if necessary
          observance of article 36 by the                    the appointment of the
          Combined Board, the supervisory                    accountants;
          board, the management board, or
          the shareholders and beneficiaries
          of a life interest to whom the
          voting right has been granted,
          representing, in the aggregate, at
          least one-tenth of the issued
          capital.

                                                        f.   other proposals put forward for
                                                             discussion and announced with due
                                                             observance of article 27 by the
                                                             management board, or the
                                                             shareholders and beneficiaries of
                                                             a life interest to whom the voting
                                                             right has been granted,
                                                             representing, in the aggregate, at
                                                             least one-tenth of the issued
                                                             capital.

Other meetings.

Article 35.

1.   Other general meetings of shareholders        1.   Other general meetings of shareholders
     shall be held as often as the Combined             shall be held as often as the
     Board deems necessary.                             management board deems necessary.

2.   Shareholders, and beneficiaries of a          2.   Shareholders, and beneficiaries of a
     life interest to whom the voting right             life interest to whom the voting right
     has been granted, representing in the              has been granted, representing in the
     aggregate at least one-tenth of the                aggregate at least one-tenth of the
     issued capital, may request the                    issued capital, may request the
     Combined Board to convene a general                management board to convene a general
     meeting of shareholders, stating the               meeting of shareholders, stating the
     subjects to be discussed. If the                   subjects to be discussed. If the
     Combined Board has not convened a                  management board has not convened a
     meeting within four weeks in such a                meeting within four weeks in such a
     manner that the meeting can be held                manner that the meeting can be held
     within six weeks after the request has             within six weeks after the request has
     been made, the persons who have made               been made, the persons who have made
     the request shall be authorized to                 the request shall be authorized to
     convene a meeting themselves.                      convene a meeting themselves.

Convocation. Agenda.

Article 36.

1.   General meetings of shareholders shall        1.   General meetings of shareholders shall
     be convened by the Combined Board.                 be convened by the management board.

2.   The convocation shall be given no later
     than on the fifteenth day prior to the
     date of the meeting.

3.   The convocation shall specify the
     subjects to be discussed. Subjects that
     were not specified in the notification
     may be announced at a later date,
     subject to due observance of the
     requirements set out in this article.

4.   The convocation shall be made in the          4.   The convocation shall be made in the
     manner stated in article 44.                       manner stated in article 35.

The entire capital is represented.

Article 37.

As long as the entire issued capital is
represented at a general meeting of
shareholders, valid resolutions can be
adopted on all subjects brought up for
discussion, even if the formalities
prescribed by law or by the articles of
association for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.

Place of the meetings.

Article 38.

The general meetings of shareholders shall be held in Amsterdam, Eindhoven, Rotterdam, Amstelveen, The Hague, Utrecht, Delft,
Maastricht or Schiphol Airport (municipality
Haarlemmermeer). In meetings held elsewhere, resolutions can be validly adopted provided the entire issued capital is present.

Chairmanship.

Article 39.

1.   The general meeting of shareholders           1.   The general meeting of shareholders
     shall be presided over by the chairman             shall be presided over by the chairman
     of the Combined Board or, in his                   of the management board or, in his
     absence, by the deputy chairman of the             absence, by the deputy chairman of the
     Combined Board; in the event that the              management board; in the event that the
     latter is also absent, the Combined                latter is also absent, the management
     Board members present shall elect a                board members present shall elect a
     chairman from their midst. The Combined            chairman from their midst. The
     Board may designate another person to              management board may designate another
     act as chairman of a general meeting of            person to act as chairman of a general
     shareholders.                                      meeting of shareholders.

2.   If the chairman has not been appointed
     in accordance with paragraph 1, the
     shareholders present at such meeting
     shall, themselves, choose a chairman.

ARTICLE 40. MINUTES. RECORDS.

1.   Minutes of the proceedings at any
     general meeting of shareholders shall
     be kept by a secretary to be designated
     by the chairman. The minutes shall be
     confirmed by the chairman and the
     secretary and shall be signed by them
     as proof thereof.

2.   The Combined Board, the chairman or the       2.   The management board, the chairman or
     person who has convened the meeting may            the person who has convened the meeting
     determine that notarial minutes of the             may determine that notarial minutes of
     proceedings of the meeting shall be                the proceedings of the meeting shall be
     drawn up. The notarial minutes shall be            drawn up. The notarial minutes shall be
     co-signed by the chairman.                         co-signed by the chairman.

3.   The Combined Board shall keep a record        3.   The management board shall keep a
     of the resolutions made at this general            record of the resolutions made at this
     meeting. If the management board is not            general meeting. If the management
     represented at a general meeting, the              board is not represented at a general
     chairman of the meeting shall provide              meeting, the chairman of the meeting
     the management board with a transcript             shall provide the management board with
     of the resolutions made as soon as                 a transcript of the resolutions made as
     possible after the meeting. The records            soon as possible after the meeting. The
     shall be deposited at the offices of               records shall be deposited at the
     the company for inspection by the                  offices of the company for inspection
     shareholders and the holders of                    by the shareholders and the holders of
     depositary receipts. Upon request, each            depositary receipts. Upon request, each
     of them shall be provided with a copy              of them shall be provided with a copy
     or an extract of such record at not                or an extract of such record at not
     more than the actual cost thereof.                 more than the actual cost thereof.
     Shareholders in this respect shall                 Shareholders in this respect shall
     include beneficiaries of a life                    include beneficiaries of a life
     interest who hold voting rights.                   interest who hold voting rights.

ARTICLE 41. MEETING RIGHTS. ADMITTANCE.

1.   Each shareholder entitled to vote, and
     each beneficiary of a life interest to
     whom the voting right has been granted,
     shall be authorized to attend the
     general meeting of shareholders, to
     address the meeting and to exercise the
     voting right.

2.   If the voting right of a share has been
     granted to the beneficiary of a life
     interest instead of to the shareholder,
     the shareholder shall be entitled to
     attend the general meeting of
     shareholders and to address the
     meeting.

3.   Each share confers the right to cast
     one vote.

4.   Each person entitled to vote or his
     proxy must sign the attendance list.

5.   The rights to take part in the meeting
     according to paragraphs 1 and 2 may be
     exercised by a proxy authorized in
     writing. The expression "in writing"
     shall include any message transmitted
     by current means of communication and
     received in writing.

6.   The members of the Combined Board shall       6.   The members of the management board
     have an advisory vote in the general               shall have an advisory vote in the
     meeting of shareholders.                           general meeting of shareholders.

7.   The general meeting of shareholders
     shall decide on the admittance of
     persons other than those mentioned
     above in this article.

ARTICLE 42. VOTES.

1.   Resolutions may be taken only when a
     majority of the outstanding shares
     entitled to vote are represented in
     person or by proxy. Article 120,
     paragraph 3, of Book 2 of the Civil
     Code does not apply.

2.   To the extent that the law or these           2.   To the extent that the law or these
     articles of association do not require             articles of association do not require
     a qualified majority, all resolutions              a qualified majority, all resolutions
     shall be adopted by a majority of the              shall be adopted by a majority of the
     votes cast. The Combined Board may with            votes cast.
     due observance of the provisions of the
     law determine that certain resolutions
     of the general meeting shall also
     require a majority of the votes cast by
     the holders of a class of Preferred
     Shares. These resolutions shall be
     clearly specified in writing and shall
     be deposited at the Trade Register.

3.   If, in an election of persons, a
     majority is not obtained, a second vote
     shall be taken. If, again, a majority
     is not obtained, further votes shall be
     taken until either one person obtains
     the absolute majority or the election
     is between two persons who have
     received an equal number of votes. In
     the event of a further election (not
     including the second free vote), the
     election shall be between the persons
     who participated in the preceding
     election, with the exception of the
     person who received the smallest number
     of votes in that preceding election.
     If, in that preceding election, more
     than one person received the smallest
     number of votes, it shall be decided by
     lot who of these persons shall no
     longer participate in the new election.
     If the votes are equal in the election
     between the two, it shall be decided by
     lot who is to be chosen.

4.   If there is a tie of votes in a vote
     other than a vote for the election of
     person, the proposal shall be rejected.

5.   Votes need not to be held in writing.
     The chairman is, however, entitled to
     decide that a vote shall be by secret
     ballot. If the vote concerns an
     election of persons, a person present
     at the meeting and entitled to vote can
     also demand a vote by a secret ballot.

6.   Abstentions and invalid votes shall not
     be counted as votes that have been
     cast.

7.   Voting by acclamation shall be allowed
     if none of the persons present and
     entitled to vote objects to it.

8.   The chairman's decision at the meeting
     about the outcome of a vote shall be
     final and conclusive. The same shall
     apply to the contents of an adopted
     resolution regarding the voting of an
     unwritten proposal. If, however, the
     correctness of that decision is
     challenged immediately after its
     pronouncement, a new vote shall be
     taken if either the majority of the
     persons present and entitled to vote so
     requests, or, if the original voting
     was taken by roll call or in writing,
     any person present and entitled to vote
     so requests. As a result of the new
     vote, the original vote shall have no
     legal consequence and shall be
     cancelled.

ARTICLE 43. RESOLUTIONS WITHOUT A MEETING.

1.   Resolutions of shareholders may,              1.   Resolutions of shareholders may,
     subject to the provision of the next               subject to the provision of the next
     paragraph, also be adopted in writing              paragraph, also be adopted in writing
     without recourse to a general meeting              without recourse to a general meeting
     of shareholders, provided they are                 of shareholders, provided they are
     adopted by a unanimous vote to                     adopted by a unanimous vote to
     representing the entire issued capital.            representing the entire issued capital.
     The provision of article 24, paragraph             The expression "in writing" shall
     7, second sentence shall apply                     include any message transmitted by
     accordingly.                                       current means of communication and
                                                        received in writing.

2.   The foregoing manner of adopting
     resolutions shall not be permitted if
     there are beneficiaries of a life
     interest to whom the voting right has
     been granted.

CHAPTER X.

CONVOCATION AND NOTIFICATION.

ARTICLE 44.

All convocations of general meetings of
shareholders and all notifications to
shareholders, and the beneficiaries of a life interest to whom the voting right has been granted, shall be made by letter mailed to their addresses as shown in the register of shareholders.

ARTICLE 45. MEETINGS OF HOLDERS OF SHARES OF
THE SAME CLASS.

1.   Meetings of holders of shares of the
     same class shall be convened by the
     management board or by a holder of one
     or more shares of the relevant class.

2.   Meetings shall itself appoint its
     chairman. Until that moment the eldest
     person present at the meeting shall act
     as chairman.

3.   Articles 36, paragraph 2 up to and            3.   Articles 27, paragraph 2 up to and
     including 4, 37, 38 and 40 up to                   including 4, 28, 29 and 31 up to
     including 43 shall correspondingly                 including 34 shall correspondingly
     apply.                                             apply.

CHAPTER XI.

AMENDMENT OF THE ARTICLES OF ASSOCIATION AND
DISSOLUTION. LIQUIDATION.

ARTICLE 46. AMENDMENT OF THE ARTICLES OF           ARTICLE 46 (CURRENT) (37 PROPOSED) SHALL
ASSOCIATION AND DISSOLUTION.                       LAPSE.

1.   When a proposal to amend the articles
     of association or to dissolve the
     company is to be made at the general
     meeting, this must be stated in the
     convocation regarding the general
     meeting of shareholders. As regards an
     amendment of the articles of
     association, a copy of the proposal, in
     which the proposed alteration is quoted
     in full, must, at the same time, be
     filed at the company's office until the
     end of that meeting for the inspection
     of shareholders and of the
     beneficiaries of a life interest to
     whom the voting right has been granted.

2.   A proposal to amend the articles of
     association or to dissolve the company
     shall require prior approval of the
     Combined Board.

ARTICLE 47. LIQUIDATION.

1.   In the event of dissolution of the            1.   In the event of dissolution of the
     company by virtue of a resolution of               company by virtue of a resolution of
     the general meeting, the members of the            the general meeting, the members of the
     management board shall be charged with             management board shall be charged with
     the liquidation of the business of the             the liquidation of the business of the
     company and the members of the                     company.
     supervisory board with the supervision
     thereof.

2.   During liquidation, the provisions of
     these articles of association shall
     remain in force to the extent possible.

3.   From the balance remaining after              3.   From the balance remaining after
     payment of creditors shall be                      payment of creditors shall be
     transferred first to the holders of the            transferred first to the holders of the
     Preferred Shares, to the extent a class            Preferred Shares, to the extent a class
     of Preferred Shares is so entitled as              of Preferred Shares is so entitled as
     designated by the Combined Board, the              designated by the general meeting, the
     nominal amount thereof increased by                nominal amount thereof increased by
     such part of the share premium related             such part of the share premium related
     to those shares and such other amounts             to those shares and such other amounts
     as shall be determined by the Combined             as shall be determined by the general
     Board. In the event the liquidation                meeting. In the event the liquidation
     balance is not sufficient for any of               balance is not sufficient for any of
     such payments, the amount available                such payments, the amount available
     shall be paid proportionally to the                shall be paid proportionally to the
     nominal value of the shares concerned.             nominal value of the shares concerned.

4.   The balance remaining after the
     payments provided for in paragraph 3
     shall be paid to the holders of the
     Common Shares equally and
     proportionally.

5.   The liquidation shall take place in
     accordance with the provisions of
     Section 1 of Book 2 of the Civil Code.

                                                   FINAL STATEMENTS.
                                                   As per the moment the amendment of these
                                                   articles of association becomes effective,
                                                   the nominal value of each share amounting to
                                                   four cents (NLG 0.04) will be redenominated
                                                   into a nominal value of two euro cents (EUR
                                                   0.02), as a result whereof per the moment
                                                   this amendment of the articles of
                                                   association becomes effective the issued
                                                   share capital of the company will amount to
                                                   ** euro (EUR **), divided into ** (**)
                                                   Common Shares and ** (**) Preferred Shares
                                                   with a nominal value of two euro cents (EUR
                                                   0.02) each. The difference between the
                                                   issued share capital at the moment this
                                                   amendment of the articles of association
                                                   becomes effective and the current issued
                                                   share capital will be for the account of the
                                                   freely distributable reserves of the
                                                   company.